NOTIFICATION OF LATE FILING

(Check one):

___ Form 10-K

___ Form 20-F

___ Form 11-K

___ Form 10-Q

___ Form 10-D

___ Form N-SAR

_X_ Form N-CSR

For Period Ended:	December 31, 2006

__Transition Report on Form 10-K

__Transition Report on Form 20-F

__Transition Report on Form 11-K

__Transition Report on Form 10-Q

__Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Timothy Plan Family of Funds

Timothy Plan Small Cap Value Fund
Timothy Plan Large/Mid-Cap Value Fund
Timothy Plan Large/Mid-Cap Growth Fund
Timothy Plan Fixed Income Fund
Timothy Plan Aggressive Growth Fund
Timothy Plan Conservative Growth Fund
Timothy Plan Strategic Growth Fund
Timothy Plan Patriot Fund
Timothy Plan Money Market Fund
Timothy Plan Small Cap Variable Portfolio
Timothy Plan Conservative Growth Variable Portfolio
Timothy Plan Strategic Growth Variable Portfolio

Full Name of Registrant

_________________________________

Former Name if Applicable

1055 Maitland Center Commons Blvd

Address of Principal Executive Office (Street and Number)

Maitland, FL 32751

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject annual resport, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteeth calendar day following the prescribed due date; or the subject quarterly report or transition report For 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Additional time needed to finalize financial statements

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mike Landis	317	917-7425
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).             X Yes No

________________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes	X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Timothy Plan Family of Funds

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	3/13/07	By	/s/ Arthur Ally